GT GreenbergTraurig

Nancy E. Taylor
Fax 202.261.0133
taylorn@gtlaw.com

November 12, 2024

Aspire Biopharma
c/o Kraig Higginson, President
194 Candelero Dr. #223
Humacao, PR 00791

To Whom it May Concern:

On behalf of Aspire Biopharma, a client of Greenberg Traurig and to me, as a Senior Shareholder in the firm, I am writing to you regarding the Company and our limited legal work that was provided.

Specifically, Aspire Biopharma retained me to assist in evaluating the FDA process for Aspire's aspirin products and the requirements necessary to market the products. As an FDA attorney, I have counseled clients on FDA regulatory issues for over 30 years.

Aspire Biopharma retained me to help them with the FDA approval process for Aspire's aspirin products. I have decades of experience working with the FDA on these types of matters. I have consented to Aspire paraphrasing or using the following information that they have discussed with me in its S-4 filing: '*I believe the FDA would consider and even welcome a new drug filing that is sufficient to support this novel mode of administration of certain aspirin products, and I have advised Aspire that I believe the FDA may consider a fast-track approval under 505(b)(2) process, so long as the science and claims have studies.*'

If you have any questions, do not hesitate to contact me at taylorn@gtlaw.com.

Sincerely,

Nancy E. Taylor

Nancy E. Taylor
Shareholder